UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )1

Sealy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

812139301

(CUSIP Number)

H Partners Management, LLC

888 Seventh Avenue, 29th Floor

New York, New York 10019

Attn: Rehan Jaffer

(212) 265-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 812139301

(1)	Name of reporting persons H Partners Management, LLC
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 14,616,441
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 14,616,441
(11)	Aggregate amount beneficially owned by each reporting person 14,616,441
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 14.5%
(14)	Type of reporting person CO, IA

CUSIP No 812139301

(1)	Name of reporting persons H Partners, LP
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 7,619,541
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 7,619,541
(11)	Aggregate amount beneficially owned by each reporting person 7,619,541
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 7.6%
(14)	Type of reporting person PN

CUSIP No 812139301

(1)	Name of reporting persons H Partners Capital, LLC
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 7,619,541
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 7,619,541
(11)	Aggregate amount beneficially owned by each reporting person 7,619,541
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 7.6%
(14)	Type of reporting person CO

CUSIP No 812139301

(1)	Name of reporting persons Rehan Jaffer
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 14,616,441
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 14,616,441
(11)	Aggregate amount beneficially owned by each reporting person 14,616,441
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 14.5%
(14)	Type of reporting person IN

SCHEDULE 13D

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, par value $0.01 (the “Shares”), of Sealy Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Sealy Drive One Office Parkway, Trinity, North Carolina 27370.

Item 2. Identity and Background.

(a-c, f) This statement is being filed jointly by H Partners Management, LLC, a Delaware limited liability company (“H Partners Management”), H Partners, LP (the “Partnership”), a Delaware limited partnership, H Partners Capital, LLC, a Delaware limited liability company (“H Partners Capital”), and Rehan Jaffer, a United States citizen (collectively with H Partners Management and the Partnership, the “Reporting Persons”). H Partners Management is an independent investment management firm.

The principal business address of the Reporting Persons is 888 Seventh Avenue, 29th Floor, New York, New York 10019.

Rehan Jaffer is managing member of H Partners Management, and H Partners Capital. H Partners Capital is the general partner of the Partnership.

(d) Rehan Jaffer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of the Partnership over which Rehan Jaffer, through his role at H Partners Management, exercises investment discretion.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4. Purpose of Transaction.

The Shares covered by this Schedule 13D were acquired by the Reporting Persons for investment purposes in the ordinary course of business. The Reporting Persons now believe that it would be in their best interest, and those of other shareholders, to attempt to influence the governance and business strategies of the Company. The Reporting Persons intend to engage in discussions with members of the Board of Directors and management of Sealy from time to time regarding Sealy and potential means for enhancing shareholder value, including through shareholder proposals.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing or selling shares of common stock or preferred stock or other securities of Sealy or changing their intentions with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the H Partners Management may be deemed to beneficially own 14,616,441 Shares of the Issuer, comprising approximately 14.5% of the outstanding Shares of the Issuer, based on 100,820,532 Shares outstanding as reported in the Issuer’s Form 10-Q filed on September 27, 2011.

As of the date hereof, the Partnership may be deemed to beneficially own 7,619,541 Shares of the Issuer, comprising approximately 7.6% of the outstanding Shares of the Issuer, based on 100,820,532 Shares outstanding as reported in the Issuer’s Form 10-Q filed on September 27, 2011.

As of the date hereof, H Partners Capital may be deemed to beneficially own 7,619,541 Shares of the Issuer, comprising approximately 7.6% of the outstanding Shares of the Issuer, based on 100,820,532 Shares outstanding as reported in the Issuer’s Form 10-Q filed on September 27, 2011.

As of the date hereof, Rehan Jaffer may be deemed to beneficially own 14,616,441 Shares of the Issuer, comprising approximately 14.5% of the outstanding Shares of the Issuer, based on 100,820,532 Shares outstanding as reported in the Issuer’s Form 10-Q filed on September 27, 2011.

Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein except to the extent of their pecuniary interest therein.

(b) The Reporting Persons have shared dispositive and voting power over the Shares reported on this Schedule 13D.

(c) The Reporting Persons have not engaged in any transactions in the Shares in the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated November 7, 2011

H Partners Management, LLC

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

H Partners, LP By: H Partners Capital, LLC, its General Partner

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

H Partners Capital, LLC

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

Rehan Jaffer

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer